ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Winmill & Co. Incorporated		96394115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 24, 2016	October 1, 2015 to October 1, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	Midas Perpetual Portfolio, a series fund of:
Midas Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

SECRETARY'S CERTIFICATE
OF
DIVIDEND AND INCOME FUND, FOXBY CORP., SELF STORAGE GROUP, INC.,
AND
MIDAS SERIES TRUST
(EACH A "FUND" AND COLLECTIVELY, THE "FUNDS")

On this 6th day of October, 2015, the undersigned, John F. Ramirez, does hereby certify that he is the duly elected and presently incumbent Secretary of the Funds, and is authorized to execute and deliver this Certificate and does hereby further certify that:

The following resolutions are a true, correct, and complete copy of resolutions duly adopted unanimously first by all of the directors or trustees of each Fund who are not "interested persons" of each Fund, voting separately, and then by all of the directors or trustees of each Fund present at a meeting of the Boards of Directors of the Funds duly called and held on September 8, 2015, at which a quorum was present and acting throughout; and such resolutions have not been amended, modified, or rescinded and remain in full force and effect on the date hereof.

RESOLVED,  that, upon due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any covered person may, singly, or jointly with others, have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of the Funds, the form of Investment Company Blanket Bond No. 96394115B ("Bond") (fidelity bond coverage for any dishonest or fraudulent act(s), including larceny or embezzlement, committed by any covered person) issued by ICI Mutual and the amount, type, and coverage thereof, be, and it hereby is, ratified, confirmed, and approved in all respects; and be it further

RESOLVED,  that, upon due consideration of all relevant factors including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, and the extent to which the share of the premium allocated to each Fund is less than each Fund would have had to pay if it had maintained a single insured bond, the portion of the total premium allocated to each Fund, payable for coverage as described in the preceding resolution, be, and it hereby is, approved, and the payment of such premium by any officer of the Funds be, and it hereby is, approved; and be it further

RESOLVED, that any President, Vice Chairman or Vice President of each insured be, and hereby is, authorized to secure coverage under the joint insured agreement on behalf of each insured, and any actions previously taken by such officers with respect to securing coverage under the joint insured agreement be, and they hereby are, ratified and approved in all respects; and be it further

RESOLVED, that John F. Ramirez be, and hereby is, designated as the officer who shall make the filings and give notices required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned being duly authorized has executed this Secretary's Certificate of the Funds.

/s/John F. Ramirez
John F. Ramirez
Secretary

The amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint bond is as follows:

Dividend and Income Fund	$600,000
Foxby Corp.	$150,000
Self Storage Group, Inc.	$350,000
Midas Series Trust	$350,000

The period for which premiums have been paid with respect to this bond is October 1, 2015 to October 1, 2016.

JOINT INSURED AGREEMENT

Agreement made as of the 8th day of September, 2015, by and among Bexil Corporation, Bexil Advisers LLC, Dividend and Income Fund, Self Storage Group, Inc., Foxby Corp., Midas Series Trust, Midas Securities Group, Inc., Midas Management Corporation, and Winmill & Co. Incorporated (hereinafter referred to, collectively with the Funds, as the "Assureds").

WHEREAS, the Assureds are jointly insured under an Investment Company Blanket Bond ("Bond") issued by the ICI Mutual Insurance Company;

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the parties agree as follows:

1. The aggregate face amount of the Bond shall at all times be equal to or greater than the aggregate of the amounts set forth as the minimum amount for each Fund (based on the gross assets of each) under sub-paragraph (d)(1) of Rule 17g-1, promulgated under the Investment Company Act of 1940, as amended.

2. In the event of a recovery by two or more of the Assureds under the Bond in connection with a single loss, such recovery shall be divided among the Assureds suffering such loss in proportion to the respective amounts of each such Assured's loss.

3. In the event a loss suffered by any of the Assureds is not fully recoverable under this Bond, or under any other bond naming such Assured as an insured, the recovery under the Bond shall be allocated among the Assureds on an equitable and proportionate basis provided, however, that each Fund shall receive as least the amount of coverage approved by the directors of such Fund in accordance with paragraph (d) of said Rule 17g-1 (but, in any event, not less than the amount of the minimum coverage set forth in subparagraph (d)(1) of said Rule 17g-1, applicable to an investment company having the same gross assets as such Fund).

IN WITNESS WHEREOF, each of the Assureds has executed this agreement as of the date and year above written.

Bexil Corporation By: /s/ John F. Ramirez John F. Ramírez, Vice President	Midas Securities Group, Inc. By: /s/ John F. Ramirez John F. Ramírez, Vice President

Bexil Advisers LLC By: /s/ John F. Ramirez John F. Ramírez, Vice President	Midas Management Corporation By: /s/ John F. Ramirez John F. Ramírez, Vice President

Dividend and Income Fund By: /s/ John F. Ramirez John F. Ramírez, Vice President	Midas Series Trust By: /s/ John F. Ramirez John F. Ramírez, Vice President

Foxby Corp. By: /s/ John F. Ramirez John F. Ramírez, Vice President	Winmill & Co. Incorporated By: /s/ John F. Ramirez John F. Ramírez, Vice President

Self Storage Group, Inc. By: /s/ John F. Ramirez John F. Ramírez, Vice President